UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For March 8, 2022

Commission File Number: 1-14642

ING Groep N.V.

(Translation of registrant’s name into English)

Bijlmerdreef 106

1102 CT Amsterdam

The Netherlands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This Report on Form 6-K is hereby incorporated by reference into the Registration Statement on Form F-3 (File No. 333-248407) of ING Groep N.V. and the Registration Statements on Form S-8 (Files Nos. 333-215535, 333-172921, 333-172920, 333-172919, 333-168020, 333-165591, 333-158155, 333-158154, 333-149631, 333-137354, 333-125075, 333-108833, 333-81564 and 333-92220) of ING Groep N.V. and shall be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit Number	Description

99.1	Amended Articles of Association of ING Groep N.V., dated June 29, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ W.A. Brouwer
Name: W.A. Brouwer
Title: Authorised Signatory

By:	/s/ B.M. Stoelinga
Name: B.M. Stoelinga
Title: Head General Legal Affairs

Dated: March 8, 2022